Grupa Hotelowa

Warsaw, 2008-09-17.

SEC Mail
Mail Processing
Section

SEP 29 2008

Washington, DC
106

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

OSA/AH/138/2008

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No.29/2008.

Best regards

[redacted]

08005154

Marcin Szewczykowski
Member of the Management Board

PROCESSED
OCT 03 2008
THOMSON REUTERS

Current report.no. 29/2008
September 11, 2008

Subject: major blocks of shares

"Orbis" S.A. with its registered address at 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw XII Commercial Division, National Court Register [KRS], Register of Business Operators 0000022622, share capital of PLN 92,154,016 (paid-up in full), tax identification number NIP 526-025-04-69, hereby informs that today it has received a notice from BZ WBK AIB Asset Management SA with the wording as in the attached file.

Professional secret of the financial market

L.dz. BZ WBK AIB AM SA /9795/08

Poznań, September 10, 2008

Mr.
Jean-Philippe Savoye
President of the Management Board
Orbis Spółka Akcyjna
ul. Bracka 16
00-028 Warsaw

Pursuant to Article 69 section 2 point 1 letter a) in connection with Article 87 section 1 point 3 letter b) of the Act of July 29, 2005 on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies (Official Journal "Dz.U." No 184, item 1539), BZ WBK AIB Asset Management Spółka Akcyjna with its registered address in Poznań hereby notifies that as a result of share acquisitions, cleared on September 9, 2008, the Company's clients have become holders of a number of shares resulting in an increase in the total number of votes at the general meeting of the public company Orbis Spółka Akcyjna by more than 2%. Previously, the Company informed that its clients held 20.35% share in the total number of votes at the general meeting of shareholders of the company Orbis S.A.

Before the shareholding referred to above was increased, clients of BZ WBK AIB Asset Management S.A. held 10,290,341 company shares, accounting for 22.33% of the share capital, on accounts coming under management contracts. These shares carried 10,290,341 votes at the general meeting of shareholders, which accounts for 22.33% share in the total number of votes at the general meeting of the company Orbis S.A.

On September 9, 2008, a total of 10,326,519 shares, accounting for 22.41% of the share capital, were deposited on securities accounts of BZ WBK AIB Asset Management S.A. clients coming under management contracts. These shares carried 10,326,519 votes, which accounts for 22.41% share in the total number of votes at the general meeting of the company Orbis S.A.

Furthermore, BZ WBK AIB Asset Management S.A. informs that BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych Spółka Akcyjna with its registered address in Poznań, pursuant to the procedure stipulated in Article 46 section 1 point 1) of the Act of May

END

27, 2004 on Investment Funds (Official Journal „Dz. U." No. 146, item 1546, as subsequently amended), has commissioned the management of investment portfolios of investment funds of which Towarzystwo is the governing body (hereinafter the "Funds") to the company BZ WBK AIB Asset Management S.A. Therefore, in case the Funds hold Orbis S.A. shares, BZ WBK AIB Asset Management S.A. is obligated to provide for such shares in the notification.

Best regards

Krzysztof Czlapowski
Member of the Management Board